SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                              LEVEL 8 SYSTEMS, INC.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    52729M102
                                    ---------
                                 (CUSIP Number)

                                 March 28, 2000
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [   ]    Rule 13d-1(b)
                  [ X ]    Rule 13d-1(c)
                  [   ]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Continued on following page(s)
                               Page 1 of 11 Pages

                                  SCHEDULE 13G
CUSIP NO. 52729M102                                           Page 2 of 10 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON STRATEGIC GROWTH FUND, L.P.

2        Check the Appropriate Box If a Member of a Group*

                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         245,000
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   245,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   245,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    1.62%

12       Type of Reporting Person*

                  PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP NO. 52729M102                                           Page 3 of 10 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON CAPITAL, LLC

2        Check the Appropriate Box If a Member of a Group*

                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         245,000
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   245,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   245,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    1.62%

12       Type of Reporting Person*

                  OO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP NO. 52729M102                                           Page 4 of 10 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON STRATEGIC GROWTH FUND, LTD.

2        Check the Appropriate Box If a Member of a Group*
                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         455,000
    Each
Reporting                   7             Sole Dispositive Power
  Person                                           0
   With
                            8             Shared Dispositive Power
                                                   455,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   455,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    2.97%

12       Type of Reporting Person*

                  OO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP NO. 52729M102                                           Page 5 of 10 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON ASSET MANAGEMENT, LLC

2        Check the Appropriate Box If a Member of a Group*
                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         455,000
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   455,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   455,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    2.97%

12       Type of Reporting Person*

                  OO; IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 10 Pages


Item 1(a)         Name of Issuer:

                  Level 8 Systems, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  8000 Regency Parkway, Cary, North Carolina 27511

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Brown Simpson Strategic Growth Fund, L.P., a New York limited partnership ("BSSGF L.P."),

                  (ii) Brown Simpson Capital, LLC, a New York limited liability company ("Brown Simpson Capital"),

                  (iii) Brown Simpson Strategic Growth Fund, Ltd., a Cayman Islands corporation ("BSSGF Ltd.") and

                  (iv) Brown Simpson Asset Management, LLC, a New York limited liability company ("Brown Simpson Asset Management").

                  The General Partner of BSSGF L.P. is Brown Simpson Capital. Brown Simpson Asset Management serves as the investment manager to BSSGF Ltd. pursuant to an investment management contract. Each of Mitchell D. Kaye, James
R. Simpson, Evan M. Levine and Matthew C. Brown holds a 23.75% interest and Peter D. Greene Holds a 5% interest in each of Brown Simpson Asset Management and Brown Simpson Capital.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of each of BSSGF L.P., Brown Simpson Capital and Brown Simpson Asset Management is Carnegie Hall Tower, 152 West 57th Street, 40th Floor, New York, NY 10019. The address and principal business of BSSGF Ltd. is Walkers Attorneys-at-Law, P.O. Box 265 GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.

Item 2(c)         Citizenship:

                  i)     BSSGF L.P. is a New York limited partnership;

                  ii) Brown Simpson Capital is a New York limited liability company;

                  iii)   BSSGF Ltd. is a Cayman Islands corporation; and

                  iv) Brown Simpson Asset Management is a New York limited liability company.

                                                              Page 7 of 10 Pages

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  52729M102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of August 30, 2000, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i) Each of BSSGF L.P. and Brown Simpson Capital may be deemed the beneficial owner of 245,000 Shares. This number assumes the exercise of warrants held by BSSGF L.P.

                  (ii) Each of BSSGF Ltd. and Brown Simpson Asset Management may be deemed the beneficial owner of 455,000 Shares. This number assumes the exercise of warrants held by BSSGF Ltd.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of BSSGF L.P. and Brown Simpson Capital may be deemed to be the beneficial owner constitutes approximately 1.62% of the total number of Shares outstanding (assuming the exercise by BSSGF L.P. of the warrants reported herein).

                  (ii) The number of Shares of which BSSGF Ltd. and Brown Simpson Asset Management may be deemed to be the beneficial owner constitutes approximately 2.97% of the total number of Shares outstanding (assuming the exercise by BSSGF Ltd. of the warrants reported herein).

Item 4(c)         Number of shares as to which such person has:


     BSSGF L.P.
     ----------

     (i) Sole power to vote or to direct the vote:                             0

     (ii) Shared power to vote or to direct the vote:                    245,000

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv) Shared power to dispose or to direct the disposition of:       245,000

                                                              Page 8 of 10 Pages

     Brown Simpson Capital
     ---------------------

     (i) Sole power to vote or to direct the vote:                             0

     (ii) Shared power to vote or to direct the vote:                    245,000

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv) Shared power to dispose or to direct the disposition of:       245,000

     BSSGF Ltd.
     ----------

     (i) Sole power to vote or to direct the vote:                             0

     (ii) Shared power to vote or to direct the vote:                    455,000

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv) Shared power to dispose or to direct the disposition of:       455,000

     Brown Simpson Asset Management
     ------------------------------

     (i) Sole power to vote or to direct the vote:                             0

     (ii) Shared power to vote or to direct the vote:                    455,000

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv) Shared power to dispose or to direct the disposition of:       455,000

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [x].

                  Item 6. Ownership of More than Five Percent on Behalf of Another Person:

                  (i) The partners of BSSGF L.P. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by BSSGF L.P. in accordance with their partnership interests in BSSGF L.P.

                  (ii) The shareholders of BSSGF Ltd. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by BSSGF Ltd. in accordance with their ownership interests in BSSGF Ltd.

                                                              Page 9 of 10 Pages

                  BSSGF L.P. expressly disclaims beneficial ownership of any Shares including the securities, held for the account of BSSGF Ltd. BSSGF Ltd. expressly disclaims beneficial ownership of any Shares, including the securities, held for the account of BSSGF L.P.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 10 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 30, 2000          BROWN SIMPSON STRATEGIC GROWTH FUND, L.P.

                                By:     Brown Simpson Capital, LLC
                                        Its General Partner

                                By:     /S/ PETER D. GREENE
                                        ---------------------------------------
                                        Peter D. Greene
                                        Managing Principal

Date:  August 30, 2000          BROWN SIMPSON CAPITAL, LLC

                                By:     /S/ PETER D. GREENE
                                        ---------------------------------------
                                        Peter D. Greene
                                        Managing Principal

Date:  August 30, 2000          BROWN SIMPSON STRATEGIC GROWTH FUND, LTD.

                                By:    Brown Simpson Asset Management, LLC
                                       Its Investment Manager

                                By:     /S/ PETER D. GREENE
                                        ---------------------------------------
                                        Peter D. Greene
                                        Managing Principal

Date:  August 30, 2000          BROWN SIMPSON ASSET MANAGEMENT, LLC

                                By:     /S/ PETER D. GREENE
                                        ---------------------------------------
                                        Peter D. Greene
                                        Managing Principal